September 1, 2010

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: H. Christopher Owings, Assistant Director Chris Chase, Staff Attorney

RE:  BCS SOLUTIONS, INC.
     AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM S-1
     FILED JUNE 8, 2010
     FILE NO. 333-167386

Mr. H. Christopher Owings & Mr. Chris Chase:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to BCS Solutions, Inc. (the "Company") dated August 25, 2010 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

We note your response to comment one of our July 29, 2010 letter, and we continue to believe that you are a blank check company subject to Rule 419 under the Securities Act of 1933. You state in your response that you have a "specific business plan in process" but you also state that you are conducting this offering to "complete [your] business and marketing plan." Considering that you have not completed your business plan and you have not planned, designed or developed any products or services, we cannot agree with your conclusion that you have a specific business plan. Please review your registration statement to disclose your status as a blank check company and the meaning of that designation, as well as comply with Rule 419. For additional guidance, please refer to Section II. A of the Securities Act Release No. 33-6932.

RESPONSE:

Again, we don't concur that we are a blank check company. We have made significant progress on our business plan. We have completed the planning and high level design of our product suite. This consists of seven (7) product offerings (point solutions). There are two items outstanding to complete the business plan, (i) develop the detailed financial projections to cover the next twenty four (24) months of operations, and (ii) seek additional candidates to join the board to help us grow the Company. The Company estimates these efforts will take two (2) months to complete after the offering is completed and cost $8,000.

As a result of the Company advancing its business, we have expanded the use of proceeds to include creating the first product prototype, pre-authorized checking. This milestone is expected to be completed in four (4) months and we estimate the prototype to cost $12,000 to $15,000. Mr. Vorhies has selected Mr. Scott Spriggs, a consultant with 20 years experience with ADP, Inc., to develop the prototype.

Our business operations are moving forward. We have no plan or intentions to be acquired or to merge with another operating company, companies or other entity or person. In light of the foregoing, we are not a blank check company and therefore, Rule 419 is not applicable.

STAFF COMMENT 2:

Please revise the second paragraph to make clear that you will not have sufficient funds to commence operations even if all of the shares are sold and that substantial additional funds are necessary. In addition, revise the last sentence of this paragraph to make clear that you will continue to lack a public trading market even if all of the shares are sold.

RESPONSE:

We concur with the Staff and updated the disclosure to indicate that we will not have sufficient funds to commence full operations of the business. However, if we do sell all the shares, we will be able to finish our business plan and create our first product prototype for pre-authorized checking. Lastly, we updated the disclosure to reflect that we will lack a public trading market.

STAFF COMMENT 3:

Revise this section to clearly indicate that all outstanding shares are held by your sole officer and director, Mr. Vorhies, and that following this offering he will continue to control the company.

RESPONSE:

We concur with the Staff and have added the disclosure about Mr. Vorhies shares and his control of the company after the offering.

STAFF COMMENT 4:

Revise your market information on page three to also indicate, as you do on page 15, that in order to be quoted on the OTCBB a market maker must file an application on your behalf and that you are not aware of any market maker with any such intentions.

RESPONSE:

We concur with the Staff and have updated the market information to reflect an application must be filed and that the Company has no intentions, discussions, or the like with any market maker.

STAFF COMMENT 5:

In the last paragraph of this section on page four, you state that the proceeds from this offering will not be sufficient to complete your business and marketing plans. This is inconsistent with your disclosure on page 14 that these proceeds will be used to complete your business and marketing plan and that you expect to need $20,000 to complete the business plan. Please revise and ensure that any revisions are also consistent with your Use of Proceeds disclosure on page three.

RESPONSE:

We concur with the Staff and have revised the disclosures and Use of Proceeds section to be consistent.

STAFF COMMENT 6:

In the last paragraph of this section on page four, as well as the Summary Financial Data on page four, please indicate that the cash on hand is the result of the stock sale to Mr. Vorhies.

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

RESPONSE:

We concur with the Staff and have added a disclosure that the cash on hand was due to a stock sale to Mr. Vorhies.

STAFF COMMENT 7:

Please expand your discussion in the last paragraph on page 18 to more clearly define your references to point service solutions and point solutions.

RESPONSE:

We concur with the Staff and have expanded the disclosure to clearly explain what are point service solutions and point solutions.

STAFF COMMENT 8:

Please expand your discussion to state the specific steps necessary to complete your business plan, the persons or entities completing the plan as well as the specific use(s) of the $20,000 necessary to complete the plan.

RESPONSE:

We concur with the Staff and have added the specific steps to necessary to complete the business plan, create the first product prototype (pre-authorized checking), people who will become involved, and the specific uses of the capital to complete the plan.

STAFF COMMENT 9:

We note your revisions to the last paragraph on page 22 in response to comment 13 of our July 29, 2010 letter. Section 407 of the Sarbanes-Oxley Act does not provide a definition of "audit committee financial expert." Please revise this disclosure to refer to the definition provided in Regulation S-K. See Item 407(d)(5)(ii) of Regulation S-K.

RESPONSE:

We concur with the Staff and have revised the reference to an audit committee financial expert to correspond with Regulation S-K.

         We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 916-289-0434.

Sincerely,

/s/ Tyler Vorhies

Tyler Vorhies
Chief Executive Officer

Enclosure

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